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                                                                          806560
                                                                   PRESS RELEASE



Paul van de Geijn steps down from AEGON's Executive Board to join Zurich

Following an 11-year tenure as a member of AEGON's Executive Board, Paul van de Geijn (57) will leave AEGON N.V. at the end of October 2003. Mr Van de Geijn will join Zurich Financial Services (Zurich) as Chief Executive Officer, Life Businesses and as a member of the Group Executive Committee.

Donald J. Shepard, chairman of the Executive Board of AEGON N.V., commented on Mr Van de Geijn's departure: "Our company has benefited over the years from Paul's untiring efforts, dedication and loyalty to AEGON. We will certainly miss his contributions and personal commitment. My congratulations to him on his new position at Zurich. I know he will make a superb leader of their Life Businesses. All of us at AEGON wish him well in this new endeavor."

Paul van de Geijn started his career with one of AEGON's predecessors in 1971. In 1983 he became member of the management board of AEGON The Netherlands, and in 1991 was appointed CEO. In 1992 he joined the Executive Board of AEGON N.V., taking responsibility for AEGON USA in 2002.

Paul van de Geijn enjoyed a long career at AEGON with gratitude: "I had a wonderful time and now look forward to new opportunities at Zurich. These are challenging times for life insurers. And this is why I am so excited to join Zurich at this particular moment in time and in my career."

The Hague, October 24, 2003
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Inquiries:

AEGON N.V.
Group Corporate Affairs & Investor Relations

+ 31 70 344 83 44 (telephone)
+ 31 70 344 84 45 (fax)
groupcom@aegon.nl (e-mail)
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Web site: www.aegon.com

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Disclaimer
The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:
o Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
o Changes in the performance of financial markets, including emerging markets, including:
o The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
o The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
o   The frequency and severity of insured loss events;
o Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
o Changes affecting interest rate levels and continuing low interest rate levels;
o Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
o Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
o Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
o   Acts of God, acts of terrorism and acts of war;
o   Changes in the policies of central banks and/or foreign governments;
o Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
o   Customer responsiveness to both new products and distribution channels;
o Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
o Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

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